SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

8 August 2005

JULY 2005 TRAFFIC

Buoyant passenger activity: strong increase in traffic (up 9.2%) and in load factor (up 3.2 points to 85.2%)

Passenger operations

Air France-KLM continues to post a good performance both in traffic and unit revenue. In July, traffic increased by 9.2% on 5.1% higher capacity. Load factor gained 3.2 points to reach the record level of 85.2%. Air France-KLM carried some 6.5 million passengers (up 7.1%).

All long-haul routes posted rising load factors in excess of 80%.

-	The Americas recorded a buoyant activity with traffic increasing by 12.4% on 10.8% higher capacity. Load factor reached the high level of 91.2% (up 1.3 points).

-	Asia continued to post a good performance with a 4.5-point improvement in load factor (88.2%), as traffic increased by 11.6% on 5.9% higher capacity.

-	On the Africa & Middle East network, traffic grew 8.8% on 7.0% higher capacity. Load factor stood at 82.0% (up 1.3 points).

-	On the Indian Ocean & Caribbean sector, load factor gained 4.5 points to reach 85.2% as traffic remained virtually stable (-0.6%) on 5.9% lower capacity.

The medium-haul network also posted a strong performance with traffic increasing by 8.3% for a 2.3% rise in capacity. Load factor improved significantly (up 4.2 points) to reach the very positive level of 76.2%.

Cargo operations

Cargo activity continued to suffer from the weakness of European exports. Traffic decreased by 1.6% on 5.5% higher capacity. Cargo load factor slipped 4.4 points to 62.1%.

Toronto airport accident

On August 3rd, an A 340-300 aircraft of the Air France fleet was destroyed when it overshot the runway at Toronto airport while landing under sever weather conditions. There were no fatalities, although some passengers sustained minor injuries. The Air France teams dispatched to Toronto are doing their utmost to ensure that passengers and their relatives receive all the help and support they require following this incident.

The loss of this aircraft will have no commercial or financial impact on the Group.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - web site: www.airfranceklm-finance.com

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STATISTICS

Passenger operations (millions)

	July			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Passengers carried (000)	6,487	6,055	7.1%	24,439	23,088	5.9%
Revenue pax-kilometers (RPK)	17,624	16,137	9.2%	63,669	59,375	7.2%
Available seat-kilometers (ASK)	20,675	19,670	5.1%	78,613	74,906	4.9%
Passenger load factor (%)	85.2%	82.0%	3.2	81.0%	79.3%	1.7

Europe (including France)
Passengers carried (000)	4,519	4,248	6.4%	17,420	16,545	5.3%
Revenue pax-kilometers (RPK)	3,607	3,331	8.3%	13,585	12,792	6.2%
Available seat-kilometers (ASK)	4,733	4,628	2.3%	18,534	18,129	2.2%
Passenger load factor (%)	76.2%	72.0%	4.2	73.3%	70.6%	2.7

America (North and South)
Passengers carried (000)	830	740	12.2%	2,962	2,692	10.0%
Revenue pax-kilometers (RPK)	6,034	5,366	12.4%	21,612	19,565	10.5%
Available seat-kilometers (ASK)	6,614	5,967	10.8%	24,813	22,486	10.4%
Passenger load factor (%)	91.2%	89.9%	1.3	87.1%	87.0%	0.1

Asia / Pacific
Passengers carried (000)	410	368	11.5%	1,485	1,366	8.7%
Revenue pax-kilometers (RPK)	3,603	3,227	11.6%	13,080	12,090	8.2%
Available seat-kilometers (ASK)	4,083	3,856	5.9%	15,522	14,961	3.8%
Passenger load factor (%)	88.2%	83.7%	4.5	84.3%	80.8%	3.5

Africa & Middle East
Passengers carried (000)	436	404	8.0%	1,565	1,449	8.0%
Revenue pax-kilometers (RPK)	2,253	2,071	8.8%	8,057	7,412	8.7%
Available seat-kilometers (ASK)	2,747	2,566	7.0%	10,623	9,657	10.0%
Passenger load factor (%)	82.0%	80.7%	1.3	75.8%	76.8%	-0.9

Caribbean-Indian Ocean
Passengers carried (000)	292	296	(1.1)%	1,007	1,036	(2.8)%
Revenue pax-kilometers (RPK)	2,128	2,141	(0.6)%	7,335	7,515	(2.4)%
Available seat-kilometers (ASK)	2,499	2,655	(5.9)%	9,121	9,673	(5.7)%
Passenger load factor (%)	85.2%	80.6%	4.5	80.4%	77.7%	2.7

Cargo operations (millions)

	July			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Revenue tonne-km (RTK)	875	889	(1.6)%	3,508	3,485	0.7%
Available tonne-km (ATK)	1,408	1,335	5.5%	5,429	5,124	6.0%
Cargo load factor (%)	62.1%	66.6%	-4.4	64.6%	68.0%	-3.4

Europe (including France)
Revenue tonne-km (RTK)	8	9	(5.5)%	30	35	(13.8)%
Available tonne-km (ATK)	51	51	(0.2)%	196	199	(1.7)%
Cargo load factor (%)	16.0%	16.9%	-0.9	15.3%	17.5%	-2.1

America (North and South)
Revenue tonne-km (RTK)	296	311	(4.7)%	1,211	1,196	1.2%
Available tonne-km (ATK)	491	457	7.4%	1,909	1,756	8.8%
Cargo load factor (%)	60.4%	68.0%	-7.7	63.4%	68.1%	-4.7

Asia / Pacific
Revenue tonne-km (RTK)	454	445	2.1%	1,775	1,750	1.5%
Available tonne-km (ATK)	634	602	5.3%	2,441	2,319	5.2%
Cargo load factor (%)	71.6%	73.9%	-2.2	72.7%	75.4%	-2.7

Africa & Middle East
Revenue tonne-km (RTK)	76	81	(6.5)%	308	316	(2.4)%
Available tonne-km (ATK)	139	134	3.7%	527	503	4.9%
Cargo load factor (%)	54.3%	60.2%	-5.9	58.4%	62.8%	-4.4

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	40	43	(6.9)%	184	188	(2.6)%
Available tonne-km (ATK)	93	90	2.4%	355	346	2.6%
Cargo load factor (%)	43.6%	47.9%	-4.4	51.7%	54.4%	-2.7

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 8, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations